Side Letter Agreement

PreSend, Inc., a Delaware corporation, (the "Issuer") has engaged Akemona, Inc. ("Akemona") as an intermediary ("Intermediary") to offer for sale up to $2,500,000 of securities ("Offering") under Section 4(a)(6) of the Securities Act and SEC Regulation Crowdfunding thereunder ("Reg CF") through the Intermediary's platform under the Issuer's offering memorandum and subscription agreement ("Offering Materials"). To engage Akemona as an Intermediary for the Offering, the Issuer has entered into a Listing Agreement with Akemona (the "Listing Agreement").

Akemona intends to enter into a custody agreement (the "Custody Agreement") with Aegis Trust Company, a custody service provider licensed and operating in South Dakota ("Aegis Trust") in compliance with 17 CFR 227.303(e) of SEC Regulation Crowdfunding for the Offering.

This Side Letter Agreement ("Side Letter") in connection with the Listing Agreement is entered into as of 4/3/2024 (the "Effective Date"), by and between Akemona, Inc. ("Akemona") and the Issuer. This Side Letter forms a part of, incorporates by reference, supplements, and is subject to the terms and conditions in the Listing Agreement, except as expressly set out herein.

Under the Custody Agreement, Aegis Trust will create a segregated MPC wallet account (the "Offering Wallet") for the Offering. In accordance with the Offering Materials, investors will submit full payment in USDC coins for their respective investments ("Investment Commitment") at the time they enter into subscription agreements. Akemona will direct investors to deposit their Investment Commitments in the Offering Wallet.

Aegis Trust will hold funds in the Offering Wallet for the benefit of the Issuer and investors. Upon being directed by Akemona, Aegis Trust will transmit or return the funds from the Offering Wallet to, the persons entitled thereto in accordance with the following under Reg CF:

1. Transmit funds to the Issuer after deducting the platform fee and expenses payable to Akemona and the custody fee payable to Aegis Trust.
2. Return funds to an investor after deduction of the cancelation fee when an Investment Commitment is canceled.
3. Return funds to investors after deduction of transaction processing fee when the Issuer does not complete the Offering.
4. Transmit the fees and expenses to Akemona after deduction of any custody fee payable to Aegis Trust.

Funds to the Issuer will be transmitted only when Akemona has advised Aegis Trust that the aggregate amount of Investment Commitments from all investors is equal to or greater than the target amount of the Offering as specified in the Offering Materials, the cancellation period has elapsed, and the offering has been publicly available on the Akemona platform for at least 21 days.

The Issuer will reimburse Akemona for all expenses related to the Custody Agreement with Aegis for the Offering. Exhibit B attached here describes the fees charged by Aegis Trust.

DocuSigned by: Ravi Srivastava 91D031B77C41423...	DocuSigned by: Drew Wolfer 4E2FA7F7614343D...
Akemona, Inc.	PreSend, Inc. (Issuer)
Ravi Srivastava	Drew Wolfer
ravi.srivastava@akemona.com	drew@presend.io
4/3/2024	4/3/2024

AEGIS TRUST

Exhibit B*

Items	Price (USD)	Note
Client Setup Fee	**$5,000**	One-time fee per client, includes: ● Unlimited user accounts for accessing dashboard & multi-sig approval ● Unlimited whitelisted outgoing addresses in total (for Vaults) ● Unlimited wallets (any type, including Deposit, Vault, Withdrawal) ● Monthly statement of each custodial account.
Custody Fee (crypto AUC)	**25 bps** (0.25%)	Annualized rate based on aggregate value of asset under custody (AUC). Minimum of $2,000 monthly fee applied.
Transaction Fee (crypto)	**20 bps** (0.2%)	Outgoing transaction fee charged per transaction. Blockchain gas fee excluded. Deposits are free of charge.

Client setup fee should be paid within three (3) working days after the agreement is executed. Platform fee, custody fee, and transaction fee are billed monthly.

IMPORTANT REMINDER:

The payment instruction will be provided in the invoice. Please provide your copy of the completed remittance slip or ticket update to Aegis Trust Company by email or fax when you complete to wire or transfer the payment.

Email: info@aegiscustody.com

DS
DW